15046355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50654

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 02 2015 REGISTRATIONS BRANCH 17

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stannard Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main Street
(No. and Street)

Pipestone (City) MN (State) 546164 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd W. Morgan (507)825-4300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muelbroeck, Taubert & Company
(Name – *if individual, state last, first, middle name*)

216 East Main Street (Address) Pipestone (City) MN (State) 56164 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd W. Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stannard Financial Services,LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNIE M. SWENSON
NOTARY PUBLIC-MINNESOTA
My Comm. Expires Jan. 31, 2018

Signature

Registered Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
P.O. Box 707
Pipestone, Minnesota 56164

Stannard Financial Services, LLC
Pipestone, Minnesota

CONTENTS OF REPORT
DECEMBER 31, 2014

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538
Marshall, Minnesota 56258
507 337-0501

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Sally A. Sterk, CPA
Blake R. Klinsing, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

Report on the Financial Statements

We have audited the accompanying financial statements of Stannard Financial Services, LLC which comprise the balance sheet as of December 31, 2014 and 2013, and the related statements of income and members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 9, 10, and 11 are presented for the purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
Pipestone, Minnesota

February 24, 2015

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit A

BALANCE SHEET
DECEMBER 31, 2014 AND 2013

	2014	2013
Assets		
Current Assets		
Cash	10,514	12,181
Accounts Receivable	1,500	1,500
Total Current Assets	12,014	13,681
Property and Equipment		
Equipment	22,700	22,700
Less Accumulated Depreciation	(21,448)	(21,056)
Total Property and Equipment	1,252	1,644
Total Assets	13,266	15,325
Liabilities and Members' Equity		
Current Liabilities		
Accrued Liabilities	1,110	2,699
Total Current Liabilities	1,110	2,699
Members' Equity	12,156	12,626
Total Liabilities and Members' Equity	13,266	15,325

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit B

STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

Revenues	**2014**	**2013**
Commission Received	143,780	81,666
Interest Income	8	8
Other Revenue	6,000	6,000
Total Revenues	149,788	87,674
Expenses		
Salaries and Payroll Taxes	6,743	6,218
Guaranteed Payments to Member	64,287	20,066
Advertising	7,739	4,813
Depreciation	392	392
Miscellaneous	1,397	1,183
Dues and Subscriptions	7,362	7,880
Rent	4,326	5,009
Insurance	2,843	2,126
Licenses and Permits	2,074	2,999
Office Supplies	17,406	12,983
Postage	1,600	1,011
Professional Fees	2,661	3,129
Property Taxes	1,046	2,248
Repairs	8,383	3,249
Telephone	8,327	6,699
Travel/Entertainment/Meals	10,377	3,678
Utilities	3,295	3,078
Total Expenditures	150,258	86,761
Net Income (Loss)	(470)	913
Members' Equity-January 1	12,626	11,713
Members' Equity-December 31	12,156	12,626

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit C

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

Cash Flows From Operating Activities	**2014**	**2013**
Net Income (Loss)	(470)	913
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	392	392
Increase (Decrease) in Accrued Liabilities	(1,589)	1,954
Net Cash Provided (Used) By Operating Activities	(1,667)	3,259
Net Increase (Decrease) in Cash	(1,667)	3,259
Cash at January 1	12,181	8,922
Cash at December 31	10,514	12,181

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Nature of Operations

Stannard Financial Services, LLC is a fully-disclosing introductory broker dealer. The firm operates under SEC Rule 15C3-3(k)(2)(i) the Customer Protection Rule. Stannard does not hold customer funds or safekeep customer securities. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales by the firm are processed by mutual fund and life insurance companies and other intermediary brokers, with commissions revenues retained by Stannard.

B. Property, Equipment and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2014 and 2013, depreciation expense was $392 and $392, respectively, for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

C. Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 Summary of Significant Accounting Policies – continued

D. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

E. Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents.

F. Advertising

The Company expenses advertising costs as incurred. Total advertising expenses for the year were $7,739 and $4,813 for 2014 and 2013 respectively.

G. Limited Liability of Members

Liability of the individual members of the company is limited to their investment in the company.

Note 2 Rent

The company leases its computer system and office space. The firm's lease calls for rent to be paid each month March through December. The lease payments are flexible and determined by the owner of the property, Todd Morgan who is a 100% owner and member of Stannard Financial Services, LLC. Rents not paid do not accrue as a liability of the company due to the common ownership.

Note 3 Related Party

Todd Morgan is the sole member of Stannard Financial Services, LLC. The firm leases office space and equipment from Todd Morgan as described in Note 2.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 3 **Related Party - continued**

The following is a summary of the related party transactions for 2014 and 2013:

	Receivables	
	2014	2013
Stannard Advisory Services, LLC	1,500	1,500
	Rent Expense	
Todd Morgan	2,900	4,200

Note 4 **Subsequent Events**

Subsequent events have been evaluated through February 24, 2015, which is the date the financial statements were available to be issued.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 1

NET CAPITAL COMPUTATION
DECEMBER 31, 2014 AND 2013

	2014	2013
Total Assets	13,266	15,325
Total Liabilities	1,110	2,699
Net Capital	12,156	12,626
Adjustments:		
Property and Equipment (Non-allowable Assets)	(1,252)	(1,252)
Total Adjustments	(1,252)	(1,252)
Adjusted Net Capital	10,904	10,982
Required Net Capital	5,000	5,000
Excess Net Capital	5,904	5,982

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 2

SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
DECEMBER 31, 2014 AND 2013

	2014	2013
Aggregate Indebtedness	1,110	2,699
Net Capital	10,904	10,982
Ratio of Aggregate Indebtedness to Net Capital	10.18%	24.58%

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 3

SCHEDULE OF MATERIAL INADEQUACIES
DECEMBER 31, 2014 AND 2013

Material Inadequacies

None

MEULEBROECK, TAUBERT & CO., PLLP

CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538
Marshall, Minnesota 56258
507 337-0501

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Sally A. Sterk, CPA
Blake R. Klinsing, CPA

Report of Independent Registered Public Accounting Firm

To the Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have reviewed management's statements, included in the accompanying Stannard Financial Services, LLC Exemption Report, in which (1) Stannard Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stannard Financial Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) and (2) Stannard Financial Services, LLC stated that Stannard Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year. Stannard Financial Services, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stannard Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meulebroeck, Taubert & Co., PLLP
Meulebroeck, Taubert & Co., PLLP
Pipestone, Minnesota
February 24, 2015

STANNARD FINANCIAL SERVICES, LLC

Stannard Financial Services, LLC Exemption Report

Stannard Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3 (k): (1)

Stannard Financial Services, LLC

I, Todd Morgan affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Registered Principal
Managing Member
February 24, 2015

504 East Main Street
Pipestone, MN 56164

Phone: 507-825-4300
Fax: 507-825-4333